UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (AMENDMENT NO. 1)*

                              Proginet Corporation
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                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    742942105
                          -----------------------------
                                 (CUSIP number)

                              Vertical Ventures LLC
                          641 Lexington Ave, 26th Floor
                               New York, NY 10022
                             Attn: Joshua Silverman
--------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                               September 21, 2005

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 11 Pages)

---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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CUSIP No. 742942105                 13D                    Page 2 of Pages 11
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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                                    -----------------------
CUSIP No. 742942105                 13D                    Page 3 of Pages 11
---------------------                                    -----------------------

1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    Vertical Ventures, LLC
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group*     (a)  |_|
                                                          (b)  |X|
--------------------------------------------------------------------------------
3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds*

    OO
--------------------------------------------------------------------------------
5.  Check Box if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    Delaware
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NUMBER OF       7.      SOLE VOTING POWER           201,230 (see Item 5)
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8.      SHARED VOTING POWER         0
OWNED BY EACH   ----------------------------------------------------------------
REPORTING       9.      SOLE DISPOSITIVE POWER      201,230 (see Item 5)
PERSON WITH     ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER    0
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    201,230 (see Item 5)
--------------------------------------------------------------------------------
12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    1.40% (see Item 5)
--------------------------------------------------------------------------------
14. Type of Reporting Person

    OO - Limited Liability Company
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---------------------                                    -----------------------
CUSIP No. 742942105                 13D                    Page 4 of Pages 11
---------------------                                    -----------------------

1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Scot Cohen
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*     (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds*

        OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
NUMBER OF       7.      SOLE VOTING POWER           507,689 (see Item 5)
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8.      SHARED VOTING POWER         402,460 (see Item 5)
OWNED BY EACH   ----------------------------------------------------------------
REPORTING       9.      SOLE DISPOSITIVE POWER      507,689 (see Item 5)
PERSON WITH     ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER    402,460 (see Item 5)
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        910,149 (see Item 5)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        6.32% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person

        IN
--------------------------------------------------------------------------------


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---------------------                                    -----------------------
CUSIP No. 742942105                 13D                    Page 5 of Pages 11
---------------------                                    -----------------------

1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Richard K. Abbe
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*     (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds*

        OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        United States
--------------------------------------------------------------------------------
NUMBER OF       7.      SOLE VOTING POWER           169,100 (see Item 5)
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8.      SHARED VOTING POWER         402,460 (see Item 5)
OWNED BY EACH   ----------------------------------------------------------------
REPORTING       9.      SOLE DISPOSITIVE POWER      169,100 (see Item 5)
PERSON WITH     ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER    402,460 (see Item 5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     571,560 (see Item 5)
--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* |_|
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     3.97% (see Item 5)
--------------------------------------------------------------------------------
14.  Type of Reporting Person

     IN
--------------------------------------------------------------------------------


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---------------------                                    -----------------------
CUSIP No. 742942105                 13D                    Page 6 of Pages 11
---------------------                                    -----------------------

1.      Names of Reporting Persons
        I.R.S. Identification Nos. of above persons (entities only)

        Iroquois Capital LP
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group*     (a)  |_|
                                                              (b)  |X|
--------------------------------------------------------------------------------
3.      SEC Use Only
--------------------------------------------------------------------------------
4.      Source of Funds*

        OO
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

        Delaware
--------------------------------------------------------------------------------
NUMBER OF       7.      SOLE VOTING POWER           201,230 (see Item 5)
SHARES          ----------------------------------------------------------------
BENEFICIALLY    8.      SHARED VOTING POWER         0
OWNED BY EACH   ----------------------------------------------------------------
REPORTING       9.      SOLE DISPOSITIVE POWER      201,230 (see Item 5)
PERSON WITH     ----------------------------------------------------------------
                10.     SHARED DISPOSITIVE POWER    0
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        201,230 (see Item 5)
--------------------------------------------------------------------------------
12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        1.40% (see Item 5)
--------------------------------------------------------------------------------
14.     Type of Reporting Person

        OO - Limited Partnership
--------------------------------------------------------------------------------

---------------------                                    -----------------------
CUSIP No. 742942105                 13D                    Page 7 of Pages 11
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ITEM 1.     SECURITY AND ISSUER

      The class of equity security to which this statement on Schedule 13D relates is the common stock, par value $0.001 per share (the "Common Stock" or the "Shares") of Proginet Corporation, a Delaware corporation (the "Company"). The Company's principal offices are located at 200 Garden City Plaza, Garden City, New York 11530.

      This filing of the Schedule 13D is not, and should not be deemed to be, an admission that the statement on Schedule 13D or that any Amendment thereto is required to be filed.

ITEM 2.     IDENTITY AND BACKGROUND

      This statement on Schedule 13D is being filed by the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Act of 1934, as amended (the "Act"):

               (i) Vertical Ventures LLC, a Delaware limited liability company ("Vertical"), whose principal office is located at 641 Lexington Ave, 26th Floor, New York, NY 10022;

               (ii) Scot Cohen ("Cohen"), a U.S. citizen residing at 20 East 20th Street, Apt. 6W, New York, NY 10003;

               (iii) Richard K. Abbe ("Abbe"), a U.S. citizen residing at 14 Horseguard Lane, Scarsdale, NY 10583; and

               (iv) Iroquois Capital LP a Delaware limited liability company ("Iroquois"), whose principal office is located at 641 Lexington Ave, 26th Floor, New York, NY 10022.

This statement is filed by Vertical, Cohen, Abbe and Iroquois (each as a "Reporting Person", and collectively, the "Reporting Persons").

Both Cohen and Abbe, along with Joshua Siliverman, are the officers of both Vertical and Iroquois, and as such Cohen and Abbe may be deemed to have influence over both the voting power and investment power of the Shares held by Vertical and Iroquois. Therefore, Cohen and Abbe may be deemed to have beneficial ownership over the Shares held by both Vertical and Iroquois. Each Reporting Person expressly disclaims beneficial ownership over any of the shares held by any other Reporting Person. Mr. Joshua Siliverman does not own any Shares.

The Reporting Persons have filed this statement jointly solely because they may be deemed to be a "group" for purposes of Regulation 13D-G under the Act as a result of Abbe's and Cohen's employment positions at Vertical and Iroquois, however, Vertical, Cohen, Abbe and Iroquois each disclaim membership in a "group" with the other Reporting Persons.

     On December 27, 2004, the Company issued Shares in a private placement (the "Private Placement"). Each of the Reporting Persons, acting independently, purchased Shares in the Private Placement. From time to time, between December 28, 2004 and June 16, 2005 Cohen purchased an additional 91,000 shares of common stock (approximately 0.63% of the shares outstanding). On September 21, 2005, Cohen sold 500,000 shares of common stock (approximately 3.47% of the shares outstanding), leaving him with sole beneficial ownership of 507,689 shares as more fully described in Item 5.

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CUSIP No. 742942105                 13D                    Page 8 of Pages 11
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The Reporting Persons have filed this statement on Schedule 13D rather than by amending the current Schedule 13G on file with the Commission, because they may seek to acquire additional Shares from time to time and to influence the management of the Company.

Each Reporting Person acquired the Shares for investment purposes and may seek to influence control over the management of the Company. Notwithstanding the foregoing, the Reporting Persons reserve the right to acquire additional Shares and to dispose of the Shares, in whole or in part, or to formulate other purposes, plans or proposals deemed advisable regarding the Shares and/or the Company.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      As described in Item 2 above and Item 5 below, each of the Reporting Persons purchased Shares in the Private Placement and in open market transactions.

ITEM 4.     PURPOSE OF TRANSACTIONS.

      As described in Item 2 above, each Reporting Person acquired the Shares for investment purposes only and not to influence control over the management of the Company

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

      The information contained in Items 2, 3 and 4 above are incorporated herein by reference.

     Vertical directly owns 201,230 Shares which is approximately 1.40% of the total outstanding Shares

     Iroquois directly owns 201,230 Shares which is approximately 1.40% of the total outstanding Shares.

     Abbe owns 169,100 Shares. In addition, as described in Item 2 above, because of his position with both Vertical and Iroquois, Abbe may be deemed to beneficially own the 201,230 Shares held by Vertical and the 201,230 Shares held by Iroquois, and therefore may be deemed to own 3.97% of the total outstanding Shares. Abbe expressly disclaims beneficial ownership of any of the shares held by any other Reporting Person.

---------------------                                    -----------------------
CUSIP No. 742942105                 13D                    Page 9 of Pages 11
---------------------                                    -----------------------


     Cohen directly owns 507,689 Shares. In addition, as described in Item 2 above, because of his position with both Vertical and Iroquois, Cohen may be deemed to beneficially own the 201,230 Shares held by Vertical and the 201,230 Shares held by Iroquois, and therefore may be deemed to own 6.32% of the total outstanding Shares. Cohen expressly disclaims beneficial ownership of any of the shares held by any other Reporting Person.

     Percentages calculated in this statement on Schedule 13D are based upon an aggregate of 14,396,058 shares outstanding based on the registration statement filed on Form SB-2 on June 20, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the Private Placement, the Reporting Persons each have certain registration rights related to the Shares acquired thereby.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

Joint Filing Agreement.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 22nd day of September, 2005.


VERTICAL VENTURES, LLC


By: /s/Joshua Silverman
    -------------------------------------
    Name: Joshua Silverman
    Title: Authorized Signatory


IROQUOIS CAPITAL LP


By: /s/Joshua Silverman
    -------------------------------------
    Name: Joshua Silverman
    Title: Authorized Signatory


/s/SCOT COHEN
-----------------------------------------
SCOT COHEN


/s/RICHARD K. ABBE
----------------------------------------
RICHARD K. ABBE

---------------------                                    -----------------------
CUSIP No. 742942105                 13D                    Page 11 of Pages 11
---------------------                                    -----------------------

                             JOINT FILING AGREEMENT

      THE UNDERSIGNED HEREBY AGREE TO THE JOINT FILING WITH EACH OTHER OF THE ATTACHED STATEMENT ON SCHEDULE 13D, AND ALL AMENDMENTS THERETO, AND THAT SUCH STATEMENT AND ALL AMENDMENTS THERETO, IS MADE ON BEHALF OF EACH OF THEM.

      IN WITNESS WHEREOF, THE UNDERSIGNED HEREBY EXECUTED THIS AGREEMENT ON SEPTEMBER 22, 2005.



                             VERTICAL VENTURES, LLC


                             By: /s/Joshua Siliverman
                                 -------------------------------------
                                 Name: Joshua Silverman
                                 Title: Authorized Signatory


                             IROQUOIS CAPITAL LP


                             By: /s/Joshua Silverman
                                 -------------------------------------
                                 Name: Joshua Silverman
                                 Title: Authorized Signatory


                             /s/SCOT COHEN
                             --------------------------------------
                             SCOT COHEN


                             /s/ RICHARD K. ABBE
                             --------------------------------------
                             RICHARD K. ABBE